INVEST IN **EQUO (HYYH CO.)**

100% plastic-free, biodegradable straws (and other food carriers) that don't suck



equo
equo
equo
equo

equointl.com Dover DE

Hardware | Food | Retail | Eating and Drinking | Hospitality

LEAD INVESTOR

Todd Folk

I have been working with Marina and Equo for a few months now and have been amazed at both the progress as well as the product as a whole. I have even taken the product to many restaurants in my area (San Juan, PR) and have received glowing reviews from them! As many of you know, paper straws have become the defacto replacement for plastic, but I have not met a single person who like them - for me, the first time I used the sugarcane straw I was in awe - it maintained its form for weeks (I literally have one sitting in water now for 6 weeks and its still as good as new!). I am convinced that Marina and Equo will become a leader in this space and staws is only the start. I am super excited to be leading this round!

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY 23 ASK A QUESTION

Highlights

1. Raised $15,000 on Kickstarter from 300+ backers in 30 days (160% of target).
2. Team with global experience from Unilever, Bacardi, LG Electronics, Satori Beverage, PWC and Lazada
3. Global government bans on single-use plastic makes change MANDATORY - the market needs our products.
4. We've got peoples attention: The Spruce, Geeky Gadgets, Brightly.eco, Business Insider, Woman's Day
5. SME100 Vietnam Award, Flik's 21 Entrepreneurs to Watch, Plastic Pollution Coalition Member.

Our Founder



Marina Tran-Vu Founder & CEO

- Globe & Mail Cannes Young Marketer's Top 5 Finalist - 300+ pre-orders & $15,000 in sales on Kickstarter for EQUO (160% funded) - 2020 SME100 Fast Moving Companies in Vietnam Award recipient - Named Flik's 21 Womxn Entrepreneurs to Watch in 2021

> I started the company because I want to build a brighter, more sustainable future for my nephew, to create jobs in my parents' home country of Vietnam, to change the environmental trajectory of the Earth and to create easy, no brainer solutions for anyone to become more green.

Pitch



equo
Small Solutions • Big Impact

The Backstory

Started in **2020** by:



Marina Tran-Vu

Formerly of:

LG Life's Good, BACARDI, Unilever, SPIN MASTER, CALIFORNIA FITNESS & YOGA

Because:



Founder's nephew

- Of our daughters and sons, nieces and nephews. We want to give them a chance to see a better Earth. **We want to leave our world in a better state than when we entered.**

- To **preserve our environment** – like when we were growing up, being able to roam parks, lakes, forests, ocean without the worry of harmful pollution & waste
- To **create jobs for local farming communities** just like where our parents grew up.



Beautiful Nature

The Problem & Our Inspiration



Every plastic straw produced in 1888 still exists in nature today – and will for another 300+ years

Would be nice if we could keep views like this garbage-free

Plastic & Paper are terrible for the environment

Paper straws produce 5x more greenhouse gases than plastic

Paper straws aren't biodegradable or recyclable

'I love saggy straws', said NO ONE EVER.

Stain-less teeth & flawless makeup all-day!

Uses more plastic than a straw-lid combo!

Reusable alternatives can't carry hot liquids!

Goodbye white shirt – it spills everywhere!

Can't go straw-less for medical reasons

This sippy cup is for 3-year olds

The Situation

We've gotten used to *plastic*. The economy is driven by its use.
But: the **planet is changing** – and **so are people**.

60% of Earth's Resources — Have degraded in the **past 50 years**

81% plan to buy more — Environmentally-friendly products over the **next 5 years**

50% of FMCG category growth — In the **past 5 years** came from **sustainability-marketed products** (US market)


SAY NO
TO PLASTIC



Government bans on plastic starting as early as 2020



Climate change is no longer just an environmental issue – it's a **social AND political** one


EASY

Life is hard. Consumers want to do good without sacrificing **comfort & convenience**

Solution

EQUO delivers easy, convenient, eco-friendly solutions for **everyday items** to **replace single-use plastics** – 100% natural, plastic-free, chemical-free & biodegradable and compostable.

The Opportunity

$17B Global drinking straw market — **23%+ CAGR** in the next 5 years

$3B Global disposable cutlery market — **5%+ CAGR** in the next 5 years

$30B Global disposable tableware market — **2%+ CAGR** in the next 5 years

Despite new reusable alternatives, the world is still consuming MORE disposable straws, cutlery and tableware – now more than ever!

Product Portfolio

Disposable Drinking Straws	Disposable Cutlery	Disposable Dishware + Containers	Q3 2021 ➡



- Sugarcane
- Grass
- Coconut
- Rice
- Coffee



Sugarcane
- Fork
- Knife
- Spoons
- Take-away Set

Bamboo
- Fork
- Knife
- Spoon
- Take-away Set



Palm Leaf
- Plate
- Bowl
- Tray

Sea Leaf
- Plate
- Bowl
- Tray

- Single-use bags
- Single-use coasters
- Cocktail/Garnish Picks
- Fruit Picks
- Taster spoons
- Plantable Pencils

What Makes Us Different

- High-Quality control assurance and products.
- Local farming community support.
- Variety of Materials for any preference.
- On-the ground team.
- Raw materials and products for a circular economy
- Easy, no brainer solutions – no compromise.
- Vision for mass adoption through affordability and accessibility.
- Long-term brand building.
- Exclusive supply, distribution and one-of a kind products.
- World-class team balancing purpose & profit.

Early Traction

Featured on:

FLIK, Gourmet Insider, Business Insider, Taiwan News, yahoo!finance, Cool Hunting, woman's day, gossamer, the spruce, moms, Bio Market Insights, brightly, CULTURE, vietnambiz, Geeky Gadgets, BRANDS Vietnam, DoanhNhân, TRENDHUNTER, HOMEWORLD, greenlodgingnews, THANH NIEN, POSITIVE PRESCRIPTION, Anaheim Magazine, VIETNAM BUSINESS INSIDER

*Click logos to go to article

Achievements & Recognitions:

WOMEN OWNED

MINORITY OWNED BUSINESS

21 Womxn Entrepreneurs to Watch in 2021

SME 100 Awards 2020 FAST MOVING COMPANIES

CROWDOX 160% funded overall + 315 backers

KICKSTARTER 102% funded in 3 days

Female Founder Collective

amazon launchpad

PROUD MEMBER

People Love Our Products



Isaias Hernandez – Environmental Educator 67K Followers	Fung Brothers – YouTubers 75K Followers	Lauren Ritchie – Climate Activist 51K Followers	Juliette Louie – Actor/Miss Hong Kong 19K Followers	Alex Cheah – Model 18K Followers	Maja – Mommy Blogger 37K Followers	Brightly.eco – Sustainable Community 108K Followers	Nina – Sports & Performance Nutritionist 158K Followers

The Core Team



Marina Tran-Vu
Founder & CEO
Formerly: Head of Marketing @ California Fitness & Yoga
LG, BACARDI, Unilever



Dung (Alvin) Vo
Marketing & Sales Lead
Formerly: Head of Commercial @ Satori Beverage Company
SATORI, HTV



BD (Binh) Duong
Art Director
Formerly: Assistant Art Director @ California Fitness & Yoga
CALIFORNIA FITNESS & YOGA



Tony (Quy) Nguyen
Finance & Operations Team Lead
Formerly: Finance Manager @ Satori Beverage Company
EY, SATORI



Thoa Nguyen
Production & QA/QC Lead
Formerly: QA/QC Manager @ Satori Beverage Company
RICHS, SATORI

Advisors



Ly (Lynn) Nguyen

Global Executive with 20+ years of experience in Banking & FinTech, payments services with Fortune 500 companies and leading FinTech startups.

- Executive Director, Board of Directors at TrueMoney, a Fintech venture of Ant Financial and C.P. Group
- Senior Advisor at Bankable
- Senior Advisor at CFTE - Centre for Finance Technology & Entrepreneurship (UK)



Greg Tarr

Strategic Executive with 30+ years of experience across automotive, telecom, enterprise, big data, commerce, mobile and security.

- Chief Strategy Officer at Karma Automotive
- Founding Partner at CrossPacific Capital
- Founding Board Member/Past CSO at Glympse
- Past roles: Axiata Group, Automatic Labs (acquired-SiriusXM), Jibe Mobile (acquired-Google), Asia-Networks in Motion (acquired-TCS), Vodafone China, Toyota, Deutsche Bank



Heidi Potthoff

Marketing, Sales and Operations Executive with 25+ years of client agency experience in retail, CRM/loyalty programs, customer experience, hospitality and FMCG.

- COO at Tap, a payment processing platform
- Advisory Board Member at Glass-Media
- Advisory Board Member at Vessel
- Past roles: Neiman Marcus, Saks Fifth Avenue, Brinker International, Westfield, Pepsi, Targetbase, Brierley&Partners



Jack Tai

Education-technology CEO and Co-Founder with 10+ years of startup experience, building the world's largest library of education content for university students.

- CEO at OneClass, an online learning platform backed by FounderFund, SAIF Partners and Real Ventures
- Acquired over 3 million users for the OneClass platform in over 180 countries
- Named to Forbes 30 Under 30 List


✓ Business Development
✓ Market Penetration
✓ Strategic Partnerships
✓ Global experience in Vietnam, NA, Asia, EMEA
✓ Building Startup Operations
✓ Smart / Green Technology Product Strategy
✓ Strategic Partnerships in Silicon Valley, Asia, NA
✓ Venture Capital Strategy
✓ Accelerating and scaling Startups
✓ Retail Strategy and Partnerships
✓ New Business Development and Sales
✓ Customer and Retail Marketing and Operations
✓ Startup operations, growth and expansion
✓ Customer acquisition
✓ International business development
✓ Technology integration, practices and development


Contact us
info@equointl.com
www.equointl.com
/equointl
@equointl
/showcase/equo-international